Indosat Submits Limited Reviewed Financial Results

For the Three Months Ended March 31, 2012

The Company Posts 3.6% Year on Year Increase in EBITDA, Reaching 52.1 Million Cellular Subscribers

Jakarta, Indonesia, 8 May 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the three months ended 31 March 2012 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded 2.1% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR4,98 trillion for the first quarter 2012. EBITDA has a growth of 3.6% to IDR 2,337.7 billion (1Q- 2011: IDR 2,256.3 billion), implying an EBITDA margin of 47.0%. Operating expenses increased by 4.2% for the year, primarily driven by higher cost of service and depreciation & amortization, offset by lower personnel cost. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 13% and 5% respectively to the Company’s consolidated operating revenue.

Financial Highlights:

	Quarterly Analysis			Year on Year Analysis
	1Q 2012	4Q 2011	% change	1Q 2012	1Q 2011	% change
Operating Revenue* (IDRbn)	4,977.0	5,212.6	(4.5)	4,977.0	4,874.0	2.1
Cellular* (IDRbn)	4,079.8	4,160.0	(1.9)	4,079.8	3,960.6	3.0
Non-Cellular* (IDRbn)	897.2	1,052.6	(14.8)	897.2	913.4	(1.8)
Operating Expenses (IDRbn)	(4,343.5)	(4,651.0)	(6.6)	(4,343.5)	(4,169.0)	4.2
Operating Income (IDRbn)	633.5	561.6	12.8	633.5	705.0	(10.1)
Other Expenses (IDRbn)	(618.4)	(819.2)	(24.5)	(618.4)	(13.3)	4,549.6
EBITDA** (IDRbn)	2,337.7	2,295.3	1.8	2,337.7	2,256.3	3.6
EBITDA Margin (%)	47.0	44.0	2.9	47.0	46.3	0.7
Profit For the Period Attributable to Owners of the Company (previously Net Income) (IDRbn)	16.7	(144.3)	111.6	16.7	483.7	(96.5)
Cash-out Capex (IDRbn)	1,402.5	2,102.9	(33.3)	1,402.5	1,209.0	16.0
Total Debt (IDRbn)	23,115.5	23,405.9	(1.2)	23,115.5	23,955.3	(3.5)
Total Cellular Subs (mn)	52.1	51.7	0.8	52.1	45.7	14.0
Indosat Internet Subs*** (thousand)	514.7	532.0	(3.3)	514.7	543.2	(5.2)
FWA Subs (thousand)	197.7	229	(13.7)	197.7	424.8	(53.5)
ARPU Cellular (IDR thousand)	25.1	25.2	(0.4)	25.1	28.8	(13.0)
ARPU FWA (IDR thousand)	39.3	42.8	(8.2)	39.3	22.8	72.4
BTS (2G and 3G)	20,063	19,253	4.2	20,063	18,368	9.2

•

Basic earnings per share attributable to shareholders in 1Q-2012 decreased by 96.5% to IDR 3.1 (1Q 2011: IDR 89.0) due to the loss in forex as a result of Rupiah depreciation against US Dollar.

•

Indosat reduced its total debt during the period from March 31,2011 to March 31,2012 by 3.5% after repaying the following maturities: Indosat Bond IV of IDR815.0 billion, Ijarah I of IDR285.0 billion, Syndicated US$ Loan installment of US$220.5 million, SEK Loan Tranche A, B & C installment of US$45.0 million, HSBC Coface and Sinosure of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$2.7 million and FEC loan of US$3.8 million, BCA and Mandiri Loan of IDR600.0 billion and Niaga Credit Facility of IDR30.0 billion. Moreover, Indosat has also paid IDR200.0 billion (net) of its withdrawal from RCF BCA Facility.

•

Following the period close, Fitch Ratings (“Fitch”) upgraded Indosat’s Long term Foreign and Local-Currency Issuer Default Ratings (IDR) from 'BBB-' to 'BBB', with stable outlook. Its foreign currency senior unsecured rating has also been upgraded to 'BBB' from 'BBB-'. At the same time, Fitch has assigned Indosat a National Long-Term Rating of 'AAA(idn)' and 'AAA(idn)' ratings to its proposed bond and sukuk ijarah respectively. The upgrade reflects Indosat’s improved credit profile.

Operational Highlights:

•

Cellular revenues grew at an annualized rate of 3.0%, supported by continued growth in the cellular customer base, which stood at 52.1m customers at the end of 1Q 2012.

•

Cellular ARPU declined by 13.0% year on year, predominantly as a result of the 14.0% increase in customer numbers over the same period last year.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“As anticipated, market conditions have remained challenging throughout the first quarter of the year, and while we have been able to continue to grow our customer base, our margins have come under pressure. We have also seen changing patterns of usage in the data segment which we will respond to through our integrated data division going forward.

In line with our revised strategy, we announced the successful sale and leaseback agreement for 2500 towers in the period, which will enable us to increase our focus on our core wireless business while optimizing operations and costs. We have also reduced our total debt position significantly in the period and have announced our intention to launch a local currency bond and sukuk ijarah in line with our goal of reducing the volatility on our balance sheet and optimizing our capital structure.

We are seeing signs of strengthening demand in some of our key markets and have seen an increase in the number of higher value subscribers. The benefits of our Group-wide business improvement initiatives are starting to come through and we are confident that 2012 will be a year of progress".

*

Including the reclassification of a portion of International Call revenue from the fixed telecommunication segment to the cellular segment.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

***

Since January 2012 Internet Broadband Service has been reclassified to a service class naming Indosat Internet.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends